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                                                                    EXHIBIT (99)

                            FIRST UNION AND WACHOVIA
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the proposed merger of First Union Corporation and Wachovia Corporation on the companies' historical financial positions and results of operations under the purchase accounting method. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of First Union and Wachovia as of and for the three months ended March 31, 2001, and for the year ended December
31, 2000. The unaudited pro forma condensed combined balance sheet as of March
31, 2001, assumes the merger was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been consummated at the beginning of each period presented.

The proposed merger, which was announced on April 16, 2001, provides for the exchange of two shares of First Union common stock for each outstanding share of Wachovia common stock. The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes of both First Union and Wachovia.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the merger had been consummated during the periods or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

More information related to the proposed merger can be found in First Union's
Current Report on Form 8-K dated April 16, 2001, which is incorporated herein by reference.

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                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            FIRST UNION AND WACHOVIA

                                 MARCH 31, 2001

                                   (UNAUDITED)
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The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of First Union and Wachovia assuming the companies had been combined as of March 31, 2001, on a purchase accounting basis.


                                                                                    March 31, 2001
                                            -------------------------------------------------------

                                                  First                   Pro Forma      Pro Forma
(In millions)                                     Union      Wachovia   Adjustments       Combined
---------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                   $       7,857         3,015             -         10,872
Interest-bearing bank balances                    2,971           238             -          3,209
Federal funds sold and securities
  purchased under resale agreements              11,866           592             -         12,458
---------------------------------------------------------------------------------------------------
        Total cash and cash equivalents          22,694         3,845             -         26,539
---------------------------------------------------------------------------------------------------
Trading account assets                           20,431           884             -         21,315
Securities                                       51,528         9,050            33         60,611
Loans, net of unearned income                   122,853        56,703             -        179,556
  Allowance for loan losses                      (1,759)         (851)            -         (2,610)
---------------------------------------------------------------------------------------------------
        Loans, net                              121,094        55,852             -        176,946
---------------------------------------------------------------------------------------------------
Premises and equipment                            4,968           957          (102)         5,823
Due from customers on acceptances                   894            79             -            973
Goodwill and other intangible assets              3,690         1,506         7,637         12,833
Other assets                                     27,650         3,433           (75)        31,008
---------------------------------------------------------------------------------------------------
        Total assets                      $     252,949        75,606         7,493        336,048
===================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                   28,582         8,884             -         37,466
  Interest-bearing deposits                     112,213        36,733             -        148,946
---------------------------------------------------------------------------------------------------
        Total deposits                          140,795        45,617             -        186,412
Short-term borrowings                            39,719         9,490             -         49,209
Bank acceptances outstanding                        902            79             -            981
Trading account liabilities                       8,130           428             -          8,558
Other liabilities                                11,230         2,415         1,027         14,672
Long-term debt                                   36,092        10,712             -         46,804
---------------------------------------------------------------------------------------------------
        Total liabilities                       236,868        68,741         1,027        306,636
---------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                       -             -             -              -
Common stock                                      3,271         1,052           375          4,698
Paid-in capital                                   6,307         1,142        10,762         18,211
Retained earnings                                 6,281         4,596        (4,596)         6,281
Accumulated other comprehensive income, net         222            75           (75)           222
---------------------------------------------------------------------------------------------------
        Total stockholders' equity               16,081         6,865         6,466         29,412
---------------------------------------------------------------------------------------------------
        Total liabilities and
          stockholders' equity            $     252,949        75,606         7,493        336,048
===================================================================================================

See accompanying notes to pro forma financial information.


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                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                        THREE MONTHS ENDED MARCH 31, 2001

                                   (UNAUDITED)
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The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1,
2001, on a purchase accounting basis.


                                                                           Three Months Ended March 31, 2001
                                                   ----------------------------------------------------------

                                                          First                     Pro Forma      Pro Forma
(In millions)                                             Union       Wachovia    Adjustments       Combined
-------------------------------------------------------------------------------------------------------------
Interest income                                  $        4,025          1,350              -          5,375
Interest expense                                          2,323            720              -          3,043
-------------------------------------------------------------------------------------------------------------
Net interest income                                       1,702            630              -          2,332
Provision for loan losses                                   219            122              -            341
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                             1,483            508              -          1,991
Securities transactions - portfolio                         (16)             9              -             (7)
Fee and other income                                      1,590            492              -          2,082
Restructuring and merger-related charges                      2             13              -             15
Noninterest expense                                       2,207            619            187          3,013
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                  848            377           (187)         1,038
Income taxes                                                264            135            (40)           359
-------------------------------------------------------------------------------------------------------------
Net income                                       $          584            242           (147)           679
=============================================================================================================
PER COMMON SHARE DATA
Net income
  Basic                                          $         0.60           1.17          (0.11)          0.49
  Diluted                                        $         0.59           1.17          (0.11)          0.48
Average common shares outstanding (In thousands)
  Basic                                                 967,671        206,061        206,061      1,379,793
  Diluted                                               975,847        207,569        207,569      1,390,985

------------

See accompanying notes to pro forma financial information.


                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)
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The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1,
2000, on a purchase accounting basis.


                                                                                Year Ended December 31, 2000
                                                   ----------------------------------------------------------

                                                          First                     Pro Forma      Pro Forma
(In millions)                                             Union       Wachovia    Adjustments       Combined
-------------------------------------------------------------------------------------------------------------
Interest income                                  $       17,534          5,345              -         22,879
Interest expense                                         10,097          2,830              -         12,927
-------------------------------------------------------------------------------------------------------------
Net interest income                                       7,437          2,515              -          9,952
Provision for loan losses                                 1,736            588              -          2,324
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                             5,701          1,927              -          7,628
Securities transactions - portfolio                      (1,134)             -              -         (1,134)
Fee and other income                                      7,846          1,931              -          9,777
Restructuring and merger-related charges                  2,190            136              -          2,326
Noninterest expense                                       9,520          2,447            749         12,716
-------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of a change in accounting principle                703          1,275           (749)         1,229
Income taxes                                                565            443           (160)           848
-------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
  accounting principle                           $          138            832           (589)           381
=============================================================================================================
PER COMMON SHARE DATA
Income before change in accounting principle
  Basic                                          $         0.12           4.10           0.14           0.26
  Diluted                                        $         0.12           4.07           0.14           0.26
Average common shares outstanding (In thousands)
  Basic                                                 970,608        202,989        202,989      1,376,586
  Diluted                                               974,172        204,450        204,450      1,383,072

------------

See accompanying notes to pro forma financial information.

         NOTES TO FIRST UNION AND WACHOVIA UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

                            FIRST UNION AND WACHOVIA

                        THREE MONTHS ENDED MARCH 31, 2001
                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)

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(1) The merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Wachovia will be recorded at their respective fair values on the date the merger is consummated. The shares of First Union common stock issued to effect the merger will be recorded at $31.15 per share which is the average price of the shares over a four-day period surrounding the date the merger was announced.

The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The unaudited pro forma financial information does not include the impact of required deposit divestitures estimated to be $1.3 billion to $2.0 billion. The pro forma financial information also does not include restructuring and merger-related charges and an anticipated $450 million addition to the allowance for loan losses. We expect to realize significant revenue enhancements and cost savings following the merger which also are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings.

The final allocation of the purchase price will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining the companies. Accordingly, the final purchase accounting adjustments, restructuring charges and merger-related charges may be materially different from the unaudited pro forma adjustments presented herein. Any decrease in the net fair value of the assets and liabilities of Wachovia as compared to the information shown herein will have the effect of increasing the amount of the purchase price allocable to goodwill.

(2) The pro forma financial information for the merger is included only as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The pro forma adjustments herein reflect an exchange ratio of two shares of First Union common stock for each of the 210,335,000 shares of Wachovia common stock that were outstanding at March 31, 2001. The unaudited pro forma information presented herein is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

The pro forma financial information reflects the addition of 420,670,000 shares of First Union common stock with an aggregate par value of $1.4 billion, an increase in paid-in capital of $11.9 billion for the excess of the fair value of the shares over the par value, and goodwill and deposit base premium of $7.3 billion and $1.8 billion, respectively. The pro forma financial information also includes a special dividend of $0.48 per Wachovia share which will be paid to Wachovia shareholders in connection with the merger.

The pro forma adjustments related to the pro forma balance sheet at March 31, 2001, are presented below.


                                                                                                March 31,
(In millions)                                                                                        2001
----------------------------------------------------------------------------------------------------------
Investment securities - adjustment to fair value                                            $          33
Premises and equipment - adjustment to fair value                                                    (102)
Goodwill and other intangible assets, net                                                           7,637
Other assets - adjustments to fair value                                                              (75)
----------------------------------------------------------------------------------------------------------
        Total                                                                               $       7,493
==========================================================================================================
Other liabilities
  Personnel related                                                                                   289
  Occupancy related                                                                                    55
  Contract cancellations                                                                               93
  Dividend payable                                                                                    101
  Other                                                                                                83
  Deferred income taxes                                                                               406
----------------------------------------------------------------------------------------------------------
        Total                                                                                       1,027
Stockholders' equity                                                                                6,466
----------------------------------------------------------------------------------------------------------
        Total                                                                               $       7,493
==========================================================================================================

The pro forma adjustments above include $697 million that is part of the $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments. The rest of the $1.4 billion is estimated restructuring and merger-related charges that are not reflected herein.

Certain other assets and liabilities of Wachovia, principally loans and borrowings, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. The pro forma adjustments related to the unaudited pro forma combined condensed statements of income reflect amortization on a seven-year sum-of-the-years' digits method for deposit base premium and a 25-year straight- line life method for goodwill. As a result, for the three months ended March 31, 2001, and for the year ended December 31, 2000, these adjustments amounted to an increase in noninterest expense of $187 million and $749 million, respectively, of which $114 million and $456 million, respectively, is related to deposit base premium amortization, and $73 million and $293 million, respectively, is related to goodwill amortization; and reductions in income taxes of $40 million and $160 million, respectively, and income before cumulative effect of a change in accounting principle of $147 million and $589 million, respectively.

(3) Earnings per share data has been computed based on the combined historical net income or income before cumulative effect of a change in accounting principle of First Union and Wachovia, as applicable, using the historical weighted average shares outstanding of First Union common stock and the weighted average shares outstanding, adjusted to equivalent shares of First Union common stock, for the three months ended March 31, 2001, and for the year ended December 31, 2000.

(4) On March 1, 2001, Wachovia completed the purchase of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida. Republic Security had assets of $3.1 billion and deposits of $2.1 billion at December 31, 2000. The transaction was accounted for as a purchase and resulted in intangible assets of approximately $260 million and the issuance of 6.1 million shares of Wachovia common stock. The historical financial information for Wachovia includes this acquisition as of and for the one month ended March 31, 2001, and the financial information presented herein is not adjusted for this acquisition on a pro forma basis.

On April 9, 2001, Wachovia announced an agreement to sell its credit card portfolio. The portfolio includes 2.8 million customer accounts and managed balances of $8 billion. The transaction is expected to close in the second quarter of 2001, subject to regulatory approval, and is expected to result in a pre-tax gain of approximately $1.4 billion. This transaction is not included in the pro forma financial information presented herein.

(5) The Financial Accounting Standards Board has issued a Proposed Statement of Financial Accounting Standards addressing the accounting for business combinations and acquired intangible assets. Under this proposed standard, goodwill and certain other intangible assets would not be subject to amortization, but rather would be subject to periodic testing for impairment. Deposit base intangible would continue to be subject to amortization. Under the transition provisions, as currently proposed, amortization of all goodwill would cease beginning in the quarter following issuance of a final standard. The FASB currently expects to issue a final standard in mid-July; however, there is no assurance that they will issue the final standard in accordance with that timetable or that the final standard will have the same provisions as currently proposed.